UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No._)*

Under the Securities Exchange Act of 1934

MILES SAMUELSON, INC.

 (Name of Issuer)

COMMON & CLASS K

(Title of Class of Securities)

8323

(CUSIP Number)

Keith Schacker

2311 Sycamore Place

Merrick, NY 11566

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8323

1	NAME OF REPORTING PERSON

Keith Schacker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

194,346

	8	SHARED VOTING POWER

94,346

	9	SOLE DISPOSITIVE POWER

—

	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

94,346

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

100 CLASS K 1000/1 Super Voting Shares

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.48%

14	TYPE OF REPORTING PERSON*

IN

Item 1.	Security and Issuer.

COMMON & CLASS K.

Item 2.	Identity and Background

(a)          Name:

Keith Schacker (“Reporting Person”).

(b)          Residence or business address:

2311 Sycamore Pl., Merrick, NY 11566.

(c)          Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chairman, CEO and President. No other organization.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship:

U.S.

Item 3.	Source and Amount of Funds or Other Consideration

Personal Funds

Item 4.	Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Person for investment purposes as a result of a gift received from another Shareholder of the Company. Depending on market conditions, its continuing evaluation of the business and prospects of the Company and other factors, the Reporting Person may dispose of or acquire additional shares of the Company.  Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
I purchased 41,762 from the Treasury with the Boards unanimous vote

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
Company was going to shutdown I offered some money.

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
The company has no assets other than a tax loss carryforward.

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Irwin Sachs CEO, chairman and president resigns and the board unanimously appoints Keith Schacker as new CEO, chairman and president. The board then voted unanimously to appoint each new Board member upon the resignation of the old Board. Gerald Wincott VP. Finance agrees to resign his board seat to Mark Trucious, Vincent Di Gregorio Vice President, agrees to resign his board seat and the board unanimously votes to appoint Kenneth Deneau to the board in abstenation. William Steigleider Vice President, resigns and the board unanimously appoints Gary Schacker to the board. The new Board then unanimously agree to vote in Jacob Schacker as Junior Board Member, Secretary and Treasurer.

(e)	Any material change in the present capitalization or dividend policy of the Company;
The old board voted to issue the balance of the authorized shares to the Treasury of the Co. 750,000 shares.

(f)	Any other material change in the Company’s business or corporate structure;
Full change of the Board.

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
The Board approved the issuance of 100 shares of Class K 1/1000 Super Voting Stock.

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
Stock had been delisted due to late or no filing.

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
At this time we know there are approx. 225,000 outstanding calculation comes to 41.48%

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 4 old Board members were paid for a 30 day consulting contract to help the transition to the new management.

Item 7.	Material to be Filed as Exhibits.

None.

[The remained of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 2016

	By:	/s/ Keith Schacker
Keith Schacker
CEO, Chairman and President